

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2021

Eli Spiro
Chief Executive Officer
CleanTech Acquisition Corp.
207 West 25th Street, 9th Floor
New York, NY 10001

> **Re: CleanTech Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted March 8, 2021**
> **CIK No. 0001849820**

Dear Mr. Spiro:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted March 8, 2021

Cover Page

1. We refer to footnote (2) to your underwriting compensation table where you state that "the underwriters will receive compensation in addition to the underwriting discount." Please revise to quantify "compensation" and to include the deferred compensation to the underwriters. In this regard, we note your disclosure on page 15 that you will pay Chardan Capital Markets, LLC a marketing fee for services upon the consummation of your initial business combination in an amount equal to, in the aggregate, 3.5% of the gross proceeds of this offering, including any proceeds from the full or partial exercise of the over-allotment option. Also note, if true, that this deferred compensation will be placed in a trust account.

Prospectus Summary
The Offering, page 10

2.   You state on page 17 that your initial stockholders have agreed to vote their founder shares and any public shares in favor of any proposed business combination. Please disclose how many public shares you would need to be voted in favor of a proposed business combination assuming all outstanding shares are voted and the overallotment option is not exercised. In this regard, we note your disclosure on page 32 that upon closing of the offering, your initial stockholders and co-sponsors will own 20% of your issued and outstanding shares of common stock. Further, you disclose on page 65 that if you seek stockholder approval of a proposed transaction, you would need only 937,001 (5.1%) of your public shares to be voted in favor of the transaction in order to have such transaction approved (assuming that only a quorum was present at the meeting, that the over-allotment option is not exercised and that the initial stockholders do not purchase any units in this offering or units or shares in the after-market). Please revise the disclosure in the prospectus summary to include this information.

Risk Factors
Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware..., page 41

3.   We note that your forum selection provision identifies a state court located within the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Management
Conflicts of Interest, page 80

4.   On page 81, you state that each of LifeSci Acquisition Corp., Chardan Healthcare Acquisition 2 Corp. and 10X Capital Venture Acquisition Corp. is a special purpose acquisition company that is seeking a target for a business combination. In order to clearly illustrate the past and present overlapping SPAC activity of your management, discuss the current status, proceeds raised or to be raised, acquisition focus and duration of each of these SPAC entities.

Notes to the Financial Statements
Note 2. Summary of Significant Accounting Policies
Basis of Presentation, page F-9

5. Management's Discussion and Analysis discloses that there are factors that raise substantial doubt about your ability to continue as a going concern. In this regard, we note your financial statement footnote disclosure that you determined that the Company has access to funds from the Sponsor that are sufficient to fund the working capital needs of the Company until the earlier of the consummation of the Proposed Public Offering or one year from the date of issuance of these financial statements. Please describe the agreement that obligates your Sponsors and clarify whether the terms of such arrangements are considered arms-length terms. If there is substantial doubt about your ability to continue as a going concern please ensure that your disclosures comply with ASC 205-40. Please advise.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Giovanni Caruso, Esq.